UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Most Home Corp. (Name of Issuer)
Common, $.001 par value per share (Title of Class of Securities)
61970P102 (CUSIP Number)
November 28, 2005 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒ Rule 13d-1(b)

☒ Rule 13d-1(c)

❒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 61970P102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Andrew J. Hoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	❑
	(b)	❑
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,000,001 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,000,001 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,001
10.	Check if the Aggregate Amount In Row 9 Excludes Certain Shares (See Instructions) ❑
11.	Percent of Class Represented by Amount in Row 9 11.9% (1)
12.	Type of Reporting Person (See Instructions) IN

Note (1): Includes 1,000,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percentage ownership calculated based upon an aggregate of 24,163,084 shares outstanding as of November 28, 2005, and assuming the exercise of the warrants to purchase 1,000,000 shares by the reporting person).

Item 1.

(a)	Name of Issuer Most Home Corp.
(b)	Address of Issuer's Principal Executive Offices Unit 1 - 11491 Kingston Street, Maple Ridge, British Columbia V2X 0Y6, Canada

Item 2.
(a)	Name of Person Filing Andrew J. Hoff
(b)	Address of Principal Business Office or, if none, Residence 731 N. Jackson Street, Suite 812, Milwaukee, Wisconsin, 53202
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock, $0.001 par value per share
(e)	CUSIP Number 61970P102

Item 3. If this statement is filed pursuant to s. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,000,001 (1)
(b)	Percent of class: 11.9% (1)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 3,000,001 (1)
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 3,000,001 (1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

Note (1): Includes 1,000,000 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (with the percentage ownership calculated based upon an aggregate of 24,163,084 shares outstanding as of November 28, 2005, and assuming the exercise of the warrants to purchase 1,000,000 shares by the reporting person).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ❒

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2006 Date

/s/ Andrew J. Hoff Signature

Andrew J. Hoff Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)